REPLY TO: ROBERT GALLETTI

T	604.632.1730

E	RGALLETTI@BACCHUSCORPLAW.COM

July 21, 2008

Via Edgar

United States Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins,

Re: Asia Interactive Media, Inc. (the “Company”)

We are counsel for the Company. We write with reference to your letter of July 3, 2008 regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for the Fiscal Quarter Ended March 31, 2008.

Please be advised that the Company intends to file the requested amendments to the above noted filings and the item 4.01 Report on Form 8-K by Friday, July 25, 2008, subject to receipt of auditor approval.

If you have any questions or concerns, please do not hesitate to contact me.

Yours truly,

BACCHUS CORPORATE AND SECURITIES LAW

Per:

/s/Robert Galletti
Robert Galletti
Barrister & Solicitor
Member, Law Society of British Columbia

cc: Blaise Rhodes, Staff Accountant